SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of December 2015

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv 64733, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

EXPLANATORY NOTE

R.V.B Holdings Ltd. (in temporary liquidation) (the “Company”) hereby announces that the special general meeting of the shareholders intended to be held on December 21, 2015, is hereby postponed to January 14, 2016. The following documents are furnished herewith

(i)
Amended Notice and Proxy Statement with respect to the Company’s special general meeting of the shareholders to be held on January 14, 2016, describing the proposal to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(ii)	a Proxy Card whereby shareholders of the Company may vote at the meeting without attending in person.

           The Amended Notice and Proxy Statement is furnished with this Form 6-K as Exhibit 99.1 and the Proxy Card is furnished with this Form 6-K as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (IN TEMPORARY LIQUIDATION)
(Registrant)

By:	/s/ Mordechai Shalev, Adv.
Name:	Mordechai Shalev, Adv.
Title:	Temporary Liquidator (Executive Principal Officer)

Date: December 21, 2015

EXHIBIT INDEX

Exhibit	Description

99.1	Amended Notice and Proxy Statement for the Special General Meeting of Shareholders of the Company to be held on January 14, 2016

99.2	Proxy Card for the Special General Meeting of Shareholders of the Company to be held on January 14, 2016